Duravest Appoints New Chairman of the Board and Interim CEO
Former Investment Banker and World Class Scientific Researcher to Lead Duravest

CHICAGO, IL—(MARKET WIRE)—Sept. 13, 2006 - Duravest, Inc. (Other OTC: DUVT.PK) (XETRA: DUV.DE), the global leader in investing in and developing convergent medical technology firms, has announced that the Board of Directors appointed effective immediately the renowned biophysics researcher Prof. Dr. Hans-Albert Kolb as chairman of the board and Hendrik Hammje, experienced investment banker, as its interim CEO. Prof. Dr. Kolb will lead Duravest's investment strategy development and will contribute through his extensive network to the identification of new technologies and potential investments. Mr. Hammje, in his role as Duravest interim CEO, will be in charge of the company's day-to-day operations and will seek to maximize shareholder value through the evaluation and execution of new transactions.

Duravest has also accepted with great regret the resignation of Dr. Ogan Gurel as Duravest Director and CEO, who is resigning for personal reasons and to pursue other activities. The Board of Directors wishes him well in his future ventures. Dr. Gurel contributed tremendously to both conceiving of and developing the Duravest model. Dr. Gurel has also attracted world-renowned scientists and physicians and top opinion leaders who together have been invaluable to the growth of the company. These highly esteemed experts are highly regarded in their own respective fields of clinical and scientific research and Duravest will continue to benefit from them in their advisory roles.

Borys Chabursky, member of the Duravest Board of Directors, commented, "We are sorry that Dr. Gurel has resigned his position as CEO of Duravest. His contributions to the company over the past year -- given his unique clinical, scientific and business expertise -- helped to make Duravest one of the leaders in convergent medical technologies."

Rolf Huber, Duravest Board member, added, "At the same time, we also are delighted at the prospects of Duravest's future with the leadership of Prof. Dr. Kolb and Mr. Hammje, both of whom have made significant contributions to their respective professions. We believe this combination will take Duravest into its next phase of growth and development consolidating on the vision that Dr. Gurel has initiated."

About Prof. Dr. Hans-Albert Kolb and Hendrik Hammje
Prof. Dr. Hans-Albert Kolb is one of the most distinguished researchers in the field of molecular biophysics and will bring to Duravest truly outstanding academic and research expertise. Prof. Dr. Hans-Albert Kolb is Head of the Institute for Biophysics, Dean of the Faculty of Biology and a board member at the University of Hannover. He has received a professorship at "The Werner Heisenberg Institute," which is associated with the world-renowned physics faculty at the Max-Planck Institute in Munich. Most recently he was one of five researchers appointed by the Commission of the European Union to conduct an extensive study to investigate the effects of electromagnetic waves used by mobile communication devices on the human physiology. His appointment will further strengthen Duravest's sophisticated biotechnology, biophysics and medical capabilities and he will be instrumental in identifying the best possible acquisition targets for the company.

Hendrik Hammje is a former investment banker from Altium Capital, a leading European investment-banking group. In this capacity he has executed numerous private and public market transactions for new technology companies. Mr. Hammje was most recently involved in assisting the management of the Duravest subsidiary BMTS execute on its strategy. He is thus already intimately familiar with the Duravest model and its positive, value accretive relationship to its subsidiaries. His experience also includes working as an auditor with PricewaterhouseCooopers and as a management consultant at Roland Berger strategy consultants. Hendrik Hammje holds a masters degree in business administration and law from the University of St. Gallen, Switzerland. His extensive financial and management skills will complement Prof. Kolb's academic background. As CEO he will lead the company's daily operations, develop the company's current holdings and evaluate together with the board of directors and the medical and scientific advisory boards potential new investments.

About Duravest, Inc.
Duravest, Inc. (Other OTC: DUVT.PK) (XETRA: DUV.DE) is a publicly traded holding company that initiates and develops strategic investments in next-generation convergent medical technologies. Duravest currently has two subsidiaries: Estracure, Inc., based in Montreal, Canada, which is developing a next-generation coronary stent based on proprietary 17-beta-estradiol; and BMTS, Inc., based in Munich, Germany, which currently markets patented bio-magnetic therapies for a number of orthopedic conditions and their associated pain management.

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101 North Wacker Drive, Suite 2006 | Chicago, IL 60606 | T (312) 525-8160 | F (312) 525-8166 | www.duravest.com
The Global Leader in Convergent Medical Technologies

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This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals or assumptions of future events are not statements of historical fact and may be considered forward looking statements. They involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those presently anticipated.

101 North Wacker Drive, Suite 2006 | Chicago, IL 60606 | T (312) 525-8160 | F (312) 525-8166 | www.duravest.com
The Global Leader in Convergent Medical Technologies